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                              June 14, 2024

       Shannon Ghia
       Director, President and Chief Executive Officer iShares Ethereum Trust
       c/o iShares Delaware Trust Sponsor LLC
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Ethereum
Trust
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 29, 2024
                                                            File No. 333-275583

       Dear Shannon Ghia:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
   2. We note that you are registering an indeterminate number of securities in accordance with
                                                        Rules 456(d) and
457(u). Please update your EDGAR header tags accordingly.
 Shannon Ghia
FirstName  LastNameShannon  Ghia
iShares Ethereum Trust
Comapany
June       NameiShares Ethereum Trust
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
Prospectus Summary, page 1

3. Please revise the Prospectus Summary to disclose, if true, that the Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement.
Trust Objective, page 2

4. You state here that the Trust will not employ its ether in actions where any portion of the
         Trust   s ether becomes subject to the Ethereum proof-of-stake
validation or is used to earn
         additional ether or generate income or other earnings and, accordingly, will not earn any form of staking rewards, or income of any kind, from staking activities. Please revise to include this disclosure on the prospectus cover page.
The Offering, page 6

5. We refer to your disclosure in the second paragraph on page 101 regarding the Ether
         Trading Counterparties. Please revise to include that disclosure in this section. Please also revise to:
             Identify any Ether Trading Counterparties with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Ether Trading
              Counterparties are affiliated with or have any material relationships with any of the
              Authorized Participants. Alternatively, clarify, if true, that you are not able to identify any particular Ether Trading Counterparties at this time.
             Disclose, if known, the material terms of any agreement you have entered into, or will enter into with an Ether Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Ether Trading
              Counterparty to participate in cash orders for creations or redemptions.
             Please also tell us how you expect to update your disclosure and inform investors once the Sponsor has identified and selected particular Ether Trading Counterparties.
A temporary or permanent "fork" could adversely affect the value of the Shares, page 28

6. Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.
An investment in the Shares deviates from a direct investment in ether, page 44

7. Please add a separately-captioned risk factor addressing the fact that the trust will not
         stake the ether it holds, so an investment in the trust   s shares
will not realize the economic
         benefits of staking.
 Shannon Ghia
FirstName  LastNameShannon  Ghia
iShares Ethereum Trust
Comapany
June       NameiShares Ethereum Trust
     14, 2024
June 14,
Page 3 2024 Page 3
FirstName LastName

Overview of the Ethereum Industry, page 77

8. Please revise to add a discussion of the spot ether markets and ether futures markets. Also please revise to include a discussion of the regulation of ether futures and government oversight.
Net Asset Value, page 89

9. Please revise to disclose the criteria the Sponsor will use to determine that CF
         Benchmarks Index is unreliable as the Index and therefore determines not to use the CF
         Benchmarks Index as the Index.
The Ether Custodian, page 118

10.      You state that the Ether Custodian   s aggregate liability in respect
of each cold storage
         address shall not exceed $100 million. Please revise to disclose whether or not your agreement with the Ether custodian limits the size of each storage address to $100 million.
Seed Capital Investor, page 135

11. Please describe in greater detail how the proceeds from the sale of the Seed Creation
         Baskets will be converted to ether, including any costs or transaction fees payable by the
         Trust associated with such conversion.
Conflicts of Interest, page 137

12. We note that the Prime Execution Agent is an affiliate of the Ether Custodian. Please revise to describe the potential conflicts of interest associated with such an arrangement and the impact it may have on the price of ether when the Prime Execution Agent sells the trust's ether.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Shannon Ghia
iShares Ethereum Trust
June 14, 2024
Page 4

       Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.



                                                         Sincerely,
FirstName LastNameShannon Ghia
                                                         Division of
Corporation Finance
Comapany NameiShares Ethereum Trust
                                                         Office of Crypto
Assets
June 14, 2024 Page 4
cc:       Clifford Cone
FirstName LastName